Exhibit 99.2 James Hardie Asia Pacific Conrad Groenewald, General Manager – Asia Pacific Asia Pacific Investor & Analyst Tour Sunshine Coast, Australia June 25-26, 2018

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS This Management Presentation contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: • statements about the Company’s future performance; • projections of the Company’s results of operations or financial condition; • statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products; • expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants; • expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects; • expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios; • expectations concerning dividend payments and share buy-backs; • statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges; • statements regarding tax liabilities and related audits, reviews and proceedings; • statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings; • expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; • expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs; • statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and • statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence. PAGE 2

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS (continued) Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 22 May 2018, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law. PAGE 3

AGENDA 1. APAC in Context 2. Market Segments 3. Vision and Strategic Pillars 4. What you will see and hear 5. Questions? PAGE 4

ASIA PACIFIC IN CONTEXT PAGE 5

APAC SEGMENT COVERAGE Renovation Single Medium Medium High Ultra High Detached Density Density Density Density (Townhouses) (Up to 3 levels) (4-12 Levels) ( >12 Storey) AU NZ PH PAGE 6

APAC VISION AND STRATEGIC PILLARS PAGE 7

ZERO HARM AT THE CORE OF OUR STRATEGY

Safe People

- Everyone at JH is a Safety Leader
- Every employee in the business is empowered and authorised to stop unsafe acts
- Every leader in the business takes action on unsafe acts and conditions

Safe Places

- 5S and housekeeping visibly demonstrates Zero Harm
- Engineering controls are implemented to minimise exposure to risk
- Continuous Improvement through safety in design

Safe Systems

- Safety integrated into every function across the business
- Safety systems provide the structure to control critical risks
- Systems are standardised and transferable

James Hardie
PAGE 8

SMART, DRIVEN & REAL PEOPLE SMART, DRIVEN & REAL PEOPLE Invest in the development and growth of our people MARKET LED Grow fiber cement market share in all geographies through superior insights that solve market problems and anticipate demand. CORPORATE CONSCIENCE WORLD CLASS MANUFACTURER Continue to create new products, services and Establish industry best practice culture technologies that enhance lives and use across all our processes and activities resources efficiently and sustainably. PAGE 9

SMART, DRIVEN AND REAL PEOPLE All employees have a connection to our strategy….. PAGE 10

SMART, DRIVEN AND REAL PEOPLE Structured for Sustainable, Profitable Run the Business Growth Regional Management Team JHAU JHNZ JHPH JHS Future BUs Manufacturing Improvement Lead Finance & IT Zero Harm Coach People & Performance Procurement Support Supply Chain Improve the Business the Improve Research & Product Development Grow Legal PAGE 11

SMART, DRIVEN AND REAL PEOPLE Leveraging both internal and external programs across the industry 2016 program – 30 people 2017 program – 35 people PAGE 12

SMART, DRIVEN AND REAL PEOPLE Our Manufacturing Graduate program has been highly successful in creating future technical expertise and leadership within our manufacturing network Manufacturing Business Manufacturing Market Operations & Orientation Operations Understanding Key Project 2016 intake – 4 people 2018 intake – 8 people PAGE 13

WORLD CLASS MANUFACTURING SMART, DRIVEN & REAL PEOPLE Invest in the development and growth of our people INNOVATIVEINNOVATIVE SOLUTIONSSOLUTIONS CUSTOMERMARKET LED LED Maintain industry leadership through Grow fiber cement market share in all innovative solutions delivering customer, geographies through superior insights employee, community and shareholder that solve market problems and value anticipate demand. CORPORATE CONSCIENCE WORLD CLASS MANUFACTURING Continue to create new products, services and Establish industry best practice culture technologies that enhance lives and use across all our processes and activities resources efficiently and sustainably. PAGE 14

WORLD CLASS MANUFACTURING Hardie Advantage PAGE 15

WORLD CLASS MANUFACTURING How we Operate: Hardie Advantage: • Standard work • Lead and Operating System: • Leaders Standard Manage Change • work System to “Run” the business • System to “Improve” the Act Plan business Practices to LOCK-in results : • Standard work • Leaders standard work Check Do • Gemba – Go See Check • LSW • Structures to Run • Gemba • Structures to Improve • Best Practices PAGE 16

WORLD CLASS MANUFACTURING Strategy on Investment - Capacity 3. Incremental Capacity addition 2. Debottlenecking - Carole Park Phase 1 Capacity - Philippines 2 nd line 1. Optimisation of - Bottleneck projects - Carole Park Phase 2 Existing Capacity - Current Assets - Maximise Efficiency ooptimised - S&OP Unlocking APAC Capacity to deliver lowest cost of capacity to meet current and future demand PAGE 17

MARKET LED SMART, DRIVEN & REAL PEOPLE Invest in the development and growth of our people INNOVATIVE SOLUTIONS MARKET LED Maintain industry leadership through Grow fiber cement market share in all innovative solutions delivering customer, geographies through superior insights employee, community and shareholder that solve market problems and value anticipate demand. CORPORATE CONSCIENCE WORLD CLASS MANUFACTURER Continue to create new products, services and Establish industry best practice culture technologies that enhance lives and use across all our processes and activities resources efficiently and sustainably. PAGE 18

MARKET LED Best in Industry Insights: Consumers Developer / Builders & Trades Designers /Architects Australia 2,000 1,000 1,500 New Zealand 500 1,500 500 JHS - 100 500 Philippines 400 300 800 PAGE 19

MARKET LED Insights into Action: EPIC path to purchase ENVY POSSIBILITY INVESTIGATE COMMITMENT INSPIRE PEOPLE TO WANT THE LOOK GIVE THE PERSON DOING THE JOB MAKE IT EASY CONFIDENCE PAGE 20

INNOVATIVE SOLUTIONS SMART, DRIVEN & REAL PEOPLE Invest in the development and growth of our people INNOVATIVE SOLUTIONS CUSTOMER LED Maintain industry leadership through Grow fiber cement market share in all innovative solutions delivering customer, geographies through superior insights employee, community and shareholder that solve market problems and value anticipate demand. CORPORATE CONSCIENCE WORLD CLASS MANUFACTURER Continue to create new products, services and Establish industry best practice culture technologies that enhance lives and use across all our processes and activities resources efficiently and sustainably. PAGE 21

INNOVATIVE SOLUTIONS Innovation Stage Gate Process: New pathways and stage gates to commercialize new products and systems in market, sooner • Captures and drives insights through to commercial reality • Consistent Global Process • Drives integration between Business Units • Pathways are tailored to project risk and speed to commercialization PAGE 22

RESPONSIBLE BUSINESS SMART, DRIVEN & REAL PEOPLE Invest in the development and growth of our people INNOVATIVE SOLUTIONS CUSTOMER LED Maintain industry leadership through Grow fiber cement market share in all innovative solutions delivering customer, geographies through superior insights employee, community and shareholder that solve market problems and value anticipate demand. RESPONSIBLE BUSINESS Continue to create new products, services and technologies that enhance lives and use resources efficiently and sustainably. PAGE 23

RESPONSIBLE BUSINESS THE VISION THE FRAMEWORK Double the business while achieving sustainable growth and building better futures THE ROADMAP Provide transparent Create reporting active Integrate partnerships strategies Engage RMT (shared across the value) and region and Define BBF leadership goals and business milestones units PAGE 24

APAC VISION AND STRATEGIC PILLARS PAGE 25

WHAT YOU WILL SEE AND HEAR: What Will You See: - Strong alignment and leadership commitment to Zero Harm - Emphasis on linkages between Innovation, Market Leadership and World Class Manufacturing Australia: - How we will make a good business better JHS: - Recap on the strategic importance of the acquisition, and progress to date New Zealand: - Strong market position, will be enhanced by Innovation Philippines: - Update on Investment, and how we will continue to grow share PAGE 26

QUESTIONS